Exhibit 99.1

The Hague, April 23, 2008

Summary of Annual General Meeting of Shareholders

¡	Alexander Wynaendts takes over as Chairman and CEO

¡	Jos Streppel comments on financial turmoil

¡	Gábor Kepecs appointed to Management Board

¡	Dudley Eustace to remain Chairman of the Supervisory Board until 2010

¡	Resolutions of the AGM

Alexander R. Wynaendts has officially begun his new role as Chairman of the Executive Board and CEO of AEGON N.V. following the Group’s Annual General Meeting of Shareholders (AGM), held today in The Hague. Mr. Wynaendts succeeds Donald J. Shepard, who announced his retirement last November after six years as Chairman, in accordance with the mandatory retirement provisions for AEGON’s Executive Board members.

“I am extremely honored to have been selected to lead AEGON during what continues to be an exciting time for the life insurance and pensions business internationally,” said Mr. Wynaendts. “AEGON is well-positioned in its established and developing markets, supported by broad capabilities and expertise. I intend to focus on unlocking the benefits of these global capabilities in order to better serve the evolving needs of our customers and ensure AEGON’s continued growth.”

As Chairman of the Executive Board, Mr. Wynaendts’ compensation will be in accordance with AEGON’s Remuneration Policy, adopted by shareholders at the AGM in April 2007. On an annual basis, his base salary in 2008 has been set at EUR 950,000. The target short-term incentive compensation has been set at EUR 800,000, payable in 2009. The target long-term incentive compensation consists of conditional shares with a target value of EUR 800,000, also payable in 2009.

Jos Streppel comments on financial turmoil

Discussing AEGON’s position in the current turmoil underway in world financial markets, Chief Financial Officer and member of the Executive Board Jos Streppel again highlighted AEGON’s culture of strong and effective risk management. “Over the last few years AEGON has repositioned investments for its general account insurance portfolio, structuring them defensively in order to weather a stressed credit environment,” he said.

Mr. Streppel confirmed to shareholders that AEGON does not expect any cash losses on its synthetic Collateralized Debt Obligation program in the United States. Repeating comments made in the Annual Report 2007, Mr. Streppel said: “We value these derivatives mark to market and any change in their value shows up in AEGON’s operating earnings. Depending on the credit spread volatility, these assets may cause substantial short-term operating earnings volatility prior to maturity. At maturity dates, however, we do not expect cash losses on these positions and they will not affect underlying earnings.”

Mr. Streppel added: “We’ll be discussing AEGON’s first quarter results on May 7.”

Gábor Kepecs appointed to Management Board

Gábor Kepecs, CEO for Central and Eastern Europe, has been appointed to AEGON’s Management Board, formed in 2007 to identify and maximize the opportunities for AEGON internationally. The appointment underscores the increasing importance of the Central and Eastern European region to AEGON’s future growth. Over the past sixteen years, AEGON has expanded considerably throughout the region and is now active in

Hungary, Poland, the Czech Republic, Slovakia and Romania. In addition, AEGON announced an agreement in February to buy Ankara Emeklilik, a life insurance and pension company in Turkey.

Investor Relations: +31 (0)70 344 83 05 (NL)    +1 877 548 96 68 (USA)    |    Media Relations: +31 (0)70 344 83 44 (NL)

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With the appointment of Mr. Kepecs, AEGON’s Management Board comprises the following members:

Alexander R. Wynaendts (Chairman of the Executive Board and CEO of AEGON N.V.)

Joseph B.M. Streppel (Member of the Executive Board and CFO of AEGON N.V.)

Patrick S. Baird (President and CEO of AEGON USA)

Otto Thoresen (CEO of AEGON UK)

Gábor Kepecs (CEO of Central and Eastern Europe)

Marco B.A. Keim will also join the Management Board at the beginning of June, following his appointment as CEO of AEGON The Netherlands.

Dudley Eustace to remain Chairman of the Supervisory Board until 2010

In view of the fact that there are a number of new Supervisory Board members, Dudley Eustace has been asked by the Supervisory Board to stay on as Chairman for an additional year, beyond his term which expires next year in order to ensure continuity. Mr. Eustace has agreed to this request. As such, a resolution will be put to shareholders for their approval at their annual meeting in April 2009.

Resolutions of the AGM

The decisions taken by the shareholders at the AGM include the following:

Supervisory Board changes in composition

Mr. I.W. Bailey, II was reappointed as a member of the Supervisory Board for a term of four years as of April 23, 2008.

Ms. C. Kempler, Mr. R.J. Routs and Mr. D.P.M. Verbeek were appointed as a member of the Supervisory Board for a term of four years as of April 23, 2008. Mr. B. van der Veer was appointed as a member of the Supervisory Board for a four years term as of October 1, 2008.

Annual accounts

The AGM adopted the annual accounts for the financial year 2007 and the members of the Executive Board and Supervisory Board were released from liability for their duties.

Final dividend 2007

The total dividend for the financial year 2007 was fixed at EUR 0.62 per common share of EUR 0.12 par value. Taking into account the interim dividend of EUR 0.30 per common share paid in September 2007, the final dividend amounts to EUR 0.32 per common share and will be paid entirely in cash or entirely in common shares at the option of the shareholder. The stock fraction for the final dividend in common shares will be determined by the Executive Board, based upon the average price of the AEGON share as quoted on Euronext Amsterdam, calculated over the five trading days from May 12, 2008 through May 16, 2008. AEGON will purchase an equivalent amount of stock on the open market to neutralize the effect of stock dividend.

Cancellation of 99,769,902 common shares, repurchased in 2007

The AGM resolved to cancel 99,769,902 common shares, repurchased in 2007 as part of a EUR 1 billion share repurchase program and to neutralize the dilutive effect of the final dividend 2006 and interim dividend 2007 in stock. The paid-in capital will be reduced accordingly.

Authorization Executive Board

The AGM has authorized the Executive Board to issue common shares, to restrict/exclude pre-emptive rights upon issuing common shares, to issue common shares related to incentive plans and to acquire shares in the company.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Cedar Rapids, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free)
Media	+31 (0)70 344 83 44
E-mail	gcc-ir@aegon.com	ir@aegon.com
Website	www.aegon.com

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.